EXHIBIT 99.1

Amryt Receives Reimbursement Approval from NICE for Myalepta® (metreleptin) in England and Wales

DUBLIN, Ireland, and Boston MA, January 20, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, is pleased to announce that the National Institute for Health and Care Excellence (“NICE”) has approved Myalepta® (metreleptin) for reimbursement in England and Wales as an adjunct to diet as replacement therapy for the treatment of leptin deficiency in patients with congenital or acquired general lipodystrophy (GL) in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above.  Myalepta® received marketing authorisation from the European Medicines Agency (“EMA”) in 2018.

Dr Joe Wiley, CEO of Amryt Pharma, commented today: “We are very excited to report NICE’s approval of Myalepta® which will now give all England and Wales based patients suffering from lipodystrophy the opportunity to access Myalepta®. Today’s news represents further progress in our efforts to grow the geographic reach of our commercial products in both existing and new territories.”

Rebecca Sanders, CEO of Lipodystrophy UK, commented today: “Lipodystrophy UK are ecstatic that NICE has approved metreleptin for the treatment of partial and generalised lipodystrophy. We have worked tirelessly with all stakeholders involved in this appraisal to ensure the voice of patients and their carers was heard. We are grateful to the clinical experts at the National Specialist Treatment Centre at Addenbrooke’s Hospital, Amryt and NICE for their hard work and collaborative spirit throughout the appraisal. Lipodystrophy UK will continue to advocate for our community to ensure better treatment and care for everyone affected by lipodystrophy.”

Professor Sir Stephen O'Rahilly, Director, MRC Metabolic Diseases Unit, University of Cambridge and Hon. Consultant Physician, Addenbrooke's Hospital, Cambridge commented today: “Patients with lipodystrophy can suffer severe metabolic complications as a result of being deficient in the fat cell hormone, leptin.  I am delighted that metreleptin, currently the only form of leptin replacement therapy, will now be available as a treatment for appropriate NHS patients with lipodystrophy. The National Severe Insulin Resistance Service at Addenbrooke’s Hospital, Cambridge, where many of these patients are supported, has worked tirelessly with Amryt and NICE to assist them in reaching  a fair and equitable solution to providing this medication to the patients who need it.  Without the commitment and effort of people with lipodystrophy, working through their support group Lipodystrophy UK,  none of this would have been possible. Today is a vindication of all their hard work.”

About Lipodystrophy - Generalised (GL) and partial lipodystrophy (PL) are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

About Metreleptin - Metreleptin is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan.

About Amryt
Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Amryt's lead development candidate, Filsuvez® (Oleogel-S10) is a potential treatment for the cutaneous manifestations of Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for the product. Amryt does not have regulatory approval for Filsuvez® to treat EB. In September and October 2020, Amryt reported positive results from its pivotal global Phase 3 trial in EB. The product has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU and Brazil (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

In March 2018, Amryt in-licensed a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.  For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO, +353 (1) 518 0200, joe.wiley@amrytpharma.com

Rory Nealon, CFO/COO, +353 (1) 518 0200, rory.nealon@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com